[Aetna Logo]                CHILDREN INSURANCE RIDER
                                 TERM INSURANCE



This Extra Benefit Rider is attached to and made a part of this Certificate. It provides non-participating term life insurance on the child(ren) of the Insured named in the Certificate Specifications. Unless defined herein, definitions of terms appearing in the Certificate also apply to the same terms appearing in this Rider.


CHILDREN INSURANCE BENEFIT
Benefit Amount
We will pay the Benefit Amount for this Rider upon receipt by Us at the Home Office of due proof that the death of an Insured Child occurred while this Rider was in force with respect to such child. The Benefit Amount for this Rider is $4,000.

Insured Child
Insured Child means the Insured's natural child, legally adopted child or stepchild covered under this Rider who is at least 15 days old and less than Attained Age 19 (or less than Attained Age 23, if the child is an unmarried full-time student dependent upon the Insured for support).

Coverage for the Insured Child under this Rider becomes effective on the later of:

[bullet] the date the child first becomes eligible for insurance and the Insured has made Written Request for such insurance and has signed any required applications forms; or

[bullet]  the date the child meets Evidence of Insurability Requirements.

The Insured Child cannot be insured for any other coverage under this Certificate while this Rider is in force.


BENEFICIARY
Each Benefit Amount will be paid to the Beneficiary as stated in the application or Subsequent Applications. Unless a different Beneficiary is named, the Beneficiary under this Rider will be the Owner, if living. If the Owner is not living, the Benefit Amount will be paid to the Owner or the Owner's executors, administrators or assigns.


CONVERSION
If coverage under this Rider ends, the term insurance it provides may be converted, subject to these rules.

[bullet] Insurance on an Insured Child may be converted only on the Certificate Anniversary nearest that Child's 19th birthday or upon termination of this Rider, whichever occurs first.

[bullet] This Rider may be converted to any policy we make available for such purpose, without evidence of insurability, for up to 5 times the Benefit Amount of this Rider.

[bullet] The premium rate for the new policy shall be based on the Insured Child's Attained Age and sex at Our current rates at the time of conversion (an Insured Child residing in the State of New York will be issued a new policy based only on the Insured Child's Attained Age at Our current rates at the time of conversion);

[bullet] The new policy may contain extra benefit riders, but only with Our consent.

[bullet] Proper Written Request and payment of the first premium must be made within 31 days of the Certificate Anniversary nearest the Child's 19th birthday (or the child's 23rd birthday if the Insured Child is an unmarried full-time student dependent upon the Insured for support). The Date of Issue of the new Certificate will be the Certificate Anniversary nearest the Child's 19th birthday (or the child's 23rd birthday if the Insured Child is an unmarried full-time student dependent upon the Insured for support) or upon termination of this rider, whichever occurs first. The new Certificate will not take effect if the Insured Child is not then living.


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OTHER PROVISIONS
Reinstatement
If the Certificate is reinstated in accordance with its Reinstatement provision, this Rider may also be reinstated. The Certificate's reinstatement requirements will apply. A Benefit Amount will not be paid if an Insured Child's death occurs after the Grace Period and before Reinstatement.


Monthly Rider Cost
The Monthly Rider Cost for the coverage provided by this Rider will be shown in the Certificate Specifications, or the supplement Certificate Specifications. The Monthly Rider cost will be the Benefit Amount multiplied by .0005. The Monthly Deduction will be increased by the cost of this Rider.


Suicide
If an Insured Child dies by suicide within 2 years from the date the Insured Child is covered under this Rider, we will refund the Monthly Rider Cost paid with respect to such Insured Child. This Rider's Benefit Amount will not be paid.

If an Insured child dies by suicide within 2 years from the date the Insured Child is covered under this Rider, but within 2 years from the Issue Date of any increase in Coverage, We will pay:

[bullet] the Benefit Amount for any coverage in effect more than 2 years from the date the Insured Child is covered under this Rider; plus

[bullet]  the Monthly Rider Cost for the increase in his or her coverage.

All amounts will be calculated as of the date of the suicide.


Incontestability
We will not contest this Rider after it has been in force on the life of an Insured Child for 2 years. With respect to statements made in any Reinstatement Applications for an Insured Child: We will not contest coverage after coverage has been in force on the life of an Insured Child for 2 years from the effective date of any Reinstatement.


Termination
The insurance on each Insured Child will end on the first to occur:

[bullet] the Certificate Anniversary nearest that child's 19th birthday (or the child's 23rd birthday, if the Insured Child is an unmarried, full-time student dependent upon the Insured for support);

[bullet]  the date the Certificate terminates; or

[bullet]  the death of the Insured named in the Certificate Specifications; or

[bullet] the Monthly Deduction Date after We receive Your Written request to terminate this rider; or


This Rider has no cash value. The Issue Date of this Rider will be the Issue Date shown in the Certificate Specifications. However, if coverage under this Rider is elected after such Issue Date, the issue Date of this Rider will be the shown in the supplement Certificate Specifications.



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This Rider is attached to and made a part of this Certificate. It is signed for
Aetna on its Date of Issue.


                                        AETNA LIFE INSURANCE AND ANNUITY COMPANY


                                                  /s/ Dan Kearney
                                                     President


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